


07028528



ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Adit Laixuthai, Ph.D.
First Senior Vice President

12g3-2(b) File No.82-4922

Ref No. OS.118/2007

November 30, 2007


SEC MAIL
RECEIVED
PROCESSING
NOV 3 0 2007
WASH, D.C.
209
SECTION

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

PROCESSED
DEC 1 2 2007
THOMSON
FINANCIAL


EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行



Adit Laixuthai, Ph.D.
First Senior Vice President

Ref. OS. 116/2007

November 29, 2007

To : The President
The Stock Exchange of Thailand

Subject : Opportunity for Shareholders to Propose AGM Agenda and Qualified Candidate to be Nominated as the Bank's Director

KASIKORNBANK PUBLIC COMPANY LIMITED is pleased to announce that, in following good corporate governance practice, the Bank is providing the opportunity for the shareholders to propose matter to be included as an agenda, as well as propose qualified candidate to be nominated as the Bank's director ahead of the General Meeting of Shareholders for the year 2008, starting now until December 31, 2007. The detailed guidelines and procedure have been disclosed in the Bank's website "http://www.kasikornbank.com" under Investor Relations page, Shareholder Center.

Please be informed accordingly.

Yours sincerely,

[signature]
NOV 29, 07

Shareholder Services Unit
Office of Corporate Secretary
Tel. 0 2470 2663-7

END